SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding press releases issued by Blue Ocean Wireless (“BOW”) and NTT DoCoMo, Inc. (“DoCoMo”) regarding the latter’s US$10 million investment to acquire an 11.5% stake in BOW, an Irish company delivering GSM communication capability for the merchant marine sector.	8

Exhibit 1

September 11, 2008

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding a discloseable event/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

September 11, 2008

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 11, 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

11. Item 9 - Other events

Please find attached copies of the press releases issued by Blue Ocean Wireless (“BOW”) and NTT DoCoMo, Inc. (“DoCoMo”) regarding the latter’s US$10 million investment to acquire an 11.5% stake in BOW, an Irish company delivering GSM communication capability for the merchant marine sector.

PLDT, through its subsidiary, Smart Communications, Inc., owns 32% of BOW which, with the entry of DoCoMo, will be reduced to 28.3% of BOW.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

September 11, 2008

Exhibit 1

NTTdocomo	NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

NTT DOCOMO Invests in Irish Maritime Wireless Systems Provider

TOKYO, JAPAN, September 11, 2008 --- NTT DOCOMO, INC. announced today that it has invested 10 million U.S. dollars to acquire a 11.5 percent stake in Blue Ocean Wireless (BOW), an Irish company providing GSM communication systems to the merchant maritime sector.

The acquisition is the latest joint endeavor between DOCOMO and its affiliate Philippine Long Distance Telephone Company (PLDT), including PLDT’s wholly owned mobile subsidiary Smart Communications, Inc. (SMART), one of BOW’s shareholders. As part of the arrangement, DOCOMO intends to assist BOW’s management in adding value to its services for global maritime carriers.

BOW provides GSM connectivity for seafarers by setting up satellite antennas, GSM base stations and conversion devices on vessels, which enable users to make and receive voice calls, send and receive SMS text messages using their existing handsets. DOCOMO believes that BOW’s effective use of bandwidth, low-cost systems and privacy-protection measures give the company distinct competitive advantages over conventional satellite communication services.

DOCOMO’s acquisition of a stake in BOW is one of several strategies being taken by the company to expand its global outreach.

For further information, please contact:

Masaki Okamura or Naoko Minobe

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

Page 5 of 8

Exhibit 1

About NTT DOCOMO

NTT DOCOMO is the world's leading mobile communications company. DOCOMO serves over 53 million customers, including 45 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world's most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries

NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

Exhibit 1

Blue Ocean Wireless

WORLD’S LEADING MOBILE COMMUNICATIONS COMPANY

ACQUIRES STAKE IN BLUE OCEAN WIRELESS

US$10 million investment in Blue Ocean Wireless for 11.5% stake

Dublin, Ireland | 11 September, 2008: Blue Ocean Wireless (”BOW”), an Irish company delivering GSM communication capability for the merchant maritime sector, today announced that NTT DOCOMO, Inc. (“DOCOMO”), the world's leading mobile communications company, has agreed to acquire an 11.5% equity interest in BOW for US$10 million. The investment will value Blue Ocean Wireless in excess of US$87 million.

The investment in BOW was arranged and completed by Claret Capital, the private equity firm that founded BOW in March 2007. Since then, Claret has spearheaded a series of fundraisings which contribute to a post money valuation of over US$87million for BOW.

Transaction Highlights

Ø       BOW partners with world’s leading mobile communications company;

Ø       Further broadens and strengthens BOW’s international shareholder base which includes Smart Communications, Inc and Bank of Scotland (Ireland);

Ø       Investment is an all primary issue; US$10 million proceeds strengthen BOW’s balance sheet and underpins its strategy to aggressively grow its service offering within the merchant maritime sector;

Ø       Values BOW in excess of US$87.3 million; significant growth in value since BOW was launched in March, 2007

Ø       Strengthens opportunity to capture a significant number of new subscribers from world’s 1.25 million seafarers.

Investment in Blue Ocean Wireless

DOCOMO’s acquisition of an 11.5% stake in BOW is the most recent in a series of transactions which have raised BOW’s profile considerably in Far-East Asia. BOW also has strong affiliations with DOCOMO’s associate, the Philippine Long Distance Telephone Company (PLDT) and PLDT’s wholly owned mobile subsidiary Smart Communications, Inc is a shareholder in BOW. Blue Ocean Wireless’ other significant shareholders are Dublin based private equity firm, Claret Capital, Irish remote communications company, Altobridge, and Bank of Scotland (Ireland), a wholly owned subsidiary of HBOS Plc.

NTT DOCOMO’s, Senior Vice President, Managing Director of Global Business Division, Toshinari Kunieda, commented: “The acquisition of an 11.5% shareholding in Blue Ocean Wireless represents a compelling opportunity for us to invest in a business that immediately serves a vast, international market that is surprisingly undersubscribed. This investment demonstrates our belief that BOW is uniquely positioned to serve a rapidly growing market sector.”

“Moreover we recognise the value of BOW’s effective use of bandwidth, the efficiency of its systems, and its privacy-protection measures that provide it with a distinct competitive advantage over conventional satellite communication services.”

Exhibit 1

Blue Ocean Wireless’ CEO, Robert Johnson commented: “We are delighted to announce this investment by NTT DOCOMO, the world’s leading, and Japan’s best known, mobile communications company. Our partnership with them will enhance our presence in the significant Japanese shipping market and also represents a strong endorsement of the global maritime GSM platform BOW is building.

Dómhnal Slattery, Chairman of Blue Ocean Wireless, concluded: “We have, since our launch, identified two key target markets for Blue Ocean Wireless - the Philippines and Japan. NTT DOCOMO’s investment, together with the investment of SMART Communications during 2007, represents a natural fit for our business and reflects our success in building the world’s first GSM global merchant maritime network.”

Investors & Media	Industry
Jonathan Neilan/Mark Kenny K Capital Source T: +353 1 631 5500 E: blueocean@kcapitalsource.com	Julian Lynn Blue Ocean Wireless T: +44 7515 313 217 E: jlynn@blueoceanwireless.com

About Blue Ocean Wireless

Blue Ocean Wireless is an Irish company focused on expanding communication capability in the merchant maritime sector. Blue Ocean Wireless, founded in March, 2007 by Irish private equity firm, Claret Capital, provides, for the first time, GSM connectivity for seafarers in deep ocean water, where no other network exists. This allows users to make and receive voice calls, send and receive SMS text messages and, in time, browse the internet using their existing handsets. This technology can also be used, in conjunction with RFID technology, to track and monitor shipping containers while they are in transit at sea. Blue Ocean Wireless works in partnership with communications industry leaders including, Altobridge, JRC, Seacom, Smart and Stratos to provide the best products to its customers. For more information, please visit www.blueoceanwireless.com.

About NTT DOCOMO

NTT DOCOMO is the world's leading mobile communications company. DOCOMO serves over 53 million customers, including 45 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world's most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

About Claret Capital

Claret Capital, founded by Dómhnal Slattery in 2005, is a private investment firm based in Dublin, Ireland with offices in New York and Philadelphia. Claret Capital manages the assets of a small number of ultra high net worth individuals and families and has a global investment mandate. The firm has completed investments in the Private Equity, Real Estate, Alternative Capital Markets and a variety of business sectors. Recent real estate investments include the St. Regis Hotel in Washington DC.

Claret Capital has also founded a number of new ventures including JetBird, Europe's first low-cost, on-demand private jet airline. JetBird has ordered 100 aircraft from Embraer and is the launch customer in Europe for the Phenom 100 very light jet. Claret Capital also founded Blue Ocean Wireless, a company focused on expanding communication capability in the merchant maritime sector. Blue Ocean Wireless provides, for the first time, GSM connectivity for seafarers in deep ocean water, where no other network exists.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 11, 2008